Filed pursuant to Rule 424(b)(3) Registration No. 333-266138
PROSPECTUS SUPPLEMENT No. 3
(to Prospectus dated August 12, 2022)

SPRINGBIG HOLDINGS, INC.
16,000,000 SHARES OF COMMON STOCK UNDERLYING WARRANTS
21,590,291 SHARES OF COMMON STOCK
6,000,000 PRIVATE WARRANTS

This prospectus supplement updates and supplements the prospectus dated August 12, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266138). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 16,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of SpringBig Holdings, Inc. (formerly known as Tuatara Capital Acquisition Corporation, or “Tuatara”, the predecessor of SpringBig Holdings, Inc.), a Delaware corporation (the “Company”) consisting of (i) 6,000,000 shares of Common Stock issuable upon the exercise of 6,000,000 warrants (the “private placement warrants”) originally issued in a private placement in connection with the initial public offering of Tuatara Capital Acquisition Corporation, a Cayman Islands exempted company (“Tuatara”), by the holders thereof and (ii) 10,000,000 shares of Common Stock issuable upon the exercise of 10,000,000 warrants (the “public warrants” and, together with the private placement warrants, the “warrants”) originally issued in the initial public offering of Tuatara (the “IPO”) at a price of $10.00 per unit, with each unit consisting of one share of Class A common stock of Tuatara and one-half of one public warrant by holders thereof. We will receive the proceeds from the exercise of any warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in this Prospectus or their permitted transferees (the “Selling Securityholders”) of (A) up to 21,590,291 shares of Common Stock consisting of (i) 1,310,000 shares of Common Stock purchased by subscribers in a private placement pursuant to separate subscription agreements (such subscribers, the “PIPE Investors”) at a purchase price of $10.00 per share, plus 31,356 shares paid to certain PIPE Investors at a value of $10.00 per share pursuant to the convertible notes with certain PIPE Investors (collectively, the “PIPE shares”), (ii) 4,000,000 shares of Common Stock (the “Founder Shares”) originally issued in a private placement to TCAC Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and certain affiliates for an initial aggregate purchase price of
$25,000, or $0.00625 per share, in a private placement in connection with the IPO of Tuatara, and (iii) 16,248,935 shares of Common Stock issued in connection with the business combination as merger consideration at an acquiror share value of $10.00 per share, for which holders have registration rights, (B) the 16,000,000 shares of our Common Stock issuable upon the exercise of the warrants described above, and (C) 6,000,000 private placement warrants, which were purchased by the Sponsor at a price of $1.00 per warrant, or $6,000,000 in the aggregate.

On June 14, 2022, Tuatara consummated the previously announced business combination of Tuatara and SpringBig, Inc., a Delaware corporation (“Legacy SpringBig”). Pursuant to the merger agreement, prior to the closing of the business combination, Tuatara changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. Pursuant to the terms of the merger agreement, HighJump Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Tuatara (“Merger Sub”), merged with and into Legacy SpringBig, and the separate existence of Merger Sub ceased, with Legacy SpringBig surviving the merger and continuing in existence as a subsidiary of the Company. In connection with the closing of the business combination, the registrant changed its name from Tuatara Capital Acquisition Corporation to “SpringBig Holdings, Inc.”

We are registering the resale of shares of Common Stock and warrants as required by (i) an amended and restated registration rights agreement, dated as of June 14, 2022 (the “Registration Rights Agreement”), entered into by and among the Company, the Sponsor and certain other parties thereto and (ii) subscription agreements, pursuant to which subscription investors purchased subscription shares in a privately negotiated transaction in connection with the consummation of the business combination.

The shares of Common Stock being offered for resale pursuant to this Prospectus by the selling securityholders represent approximately 91% of shares outstanding of the Company as of June 14, 2022 (after giving effect to the issuance of shares upon exercise of outstanding public warrants and private placement warrants). Given the substantial number of shares of Common Stock being registered for potential resale by selling securityholders pursuant to this Prospectus, the sale of shares by the selling securityholders, or the perception in the market that the selling securityholders of a large number of shares intend to sell shares, could increase the volatility of the market price of our Common Stock or result in a significant decline in the public trading price of our Common Stock. Even if our trading price is significantly below $10.00, the offering price for the units offered in Tuatara’s IPO, certain of the selling securityholders, including the Sponsor, may still have an incentive to sell shares of our Common Stock because they purchased the shares at prices lower than the public investors or the current trading price of our Common Stock. For example, based on the closing price of our common stock of $1.68 as of July 27, 2022, the Sponsor and other holders of the

Filed pursuant to Rule 424(b)(3) Registration No. 333-266138
Founder Shares (assuming all shares are fully vested) would experience a potential profit of up to approximately $1.67 per share, or up to approximately $6.7 million in the aggregate.

We will not receive any proceeds from the sale of shares of our Common Stock or warrants by the Selling Securityholders pursuant to this Prospectus, except with respect to amounts received by us upon exercise of the warrants to the extent such warrants are exercised for cash. The exercise price of our public warrants and private placement warrants is $11.50 per warrant. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our common stock, which is currently below the $11.50 exercise price. If the trading price for our common stock is less than $11.50 per share, we believe holders of our public warrants and private placement warrants will be unlikely to exercise their warrants.

However, we will pay the expenses, other than underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities, associated with the sale of securities pursuant to this Prospectus.

Our registration of the securities covered by this Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by this Prospectus in a number of different ways and at varying prices. We provide more information in the section entitled “Plan of Distribution.” In addition, certain of the securities being registered hereby are subject to vesting and/or transfer restrictions that may prevent the Selling Securityholders from offering or selling of such securities upon the effectiveness of the registration statement of which this Prospectus is a part. See “Description of the Securities” for more information.

You should read this Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Common Stock and warrants are traded on The Nasdaq Global Market (“Nasdaq”) under the symbols “SBIG” and “SBIGW,” respectively. On November 11, 2022, the last reported sale price of our Common Stock on Nasdaq was $0.949 per share and the last reported sale price of our public warrants on Nasdaq was $0.0489.

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 17 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement No. 3. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 15, 2022.